Exhibit 21.1

CNL Healthcare Trust, Inc.

Subsidiaries of the Registrant

1.)	CHT GP, LLC

2.)	CHT Partners, LP

3.)	CPT Billings MT Senior Living, LLC

4.)	CPT Casper WY Senior Living, LLC

5.)	CPT Grand Island NE Senior Living, LLC

6.)	CPT Mansfield OH Senior Living, LLC

7.)	CPT Marion OH Senior Living LLC

8.)	CPT Senior Living Holding, LLC

All entities were formed in Delaware and do business under the name listed.